Issuer Free Writing Prospectus dated November 16, 2018
2018 Filed Pursuant to Rule 433
Registration No. 333-223891
Invesco DB Commodity Index Tracking Fund
As of Sept. 30, 2018
Fund Description
The Invesco DB Commodity Index Tracking Fund seeks to track changes, whether positive or negative, in the level of the DBIQ Optimum Yield Diversified Commodity Index Excess Return™ (DBIQ Opt Yield Diversified Comm Index ER) (the “Index”) over time plus the income from the Fund’s holdings of US Treasury securities, money market funds and T-Bill ETFs, less the Fund’s expenses. The Fund is designed for investors who want a cost-effective and convenient way to invest in commodity futures. The Index is a rules-based index composed of futures contracts on 14 of the most heavily traded and important physical commodities in the world. The Fund and the Index are rebalanced and reconstituted annually in November.
This Fund is not suitable for all investors due to the speculative nature of an investment based upon the Fund’s trading which takes place in very volatile markets. Because an investment in futures contracts is volatile, such frequency in the movement in market prices of the underlying futures contracts could cause large losses. Please see “Risk and Other Information” and the Prospectus for additional risk disclosures.
Fund Data
Fund Symbol DBC
Intraday NAV (IIV) DBCIIV
Share Price $17.97
NAV Price $17.95
Management Fee 0.85%
Estimated Futures Brokerage Expenses 0.04%
Total Expense Ratio 0.89%
CUSIP 46138B103
Listing Exchange NYSE Arca
Index Data
DBIQ Opt Yield Diversified Comm Index DBLCDBCE
ER
Index Provider Deutsche Bank
A Smart Beta Portfolio
Fund Inception: Feb. 3, 2006
Index history has certain inherent limitations and does not represent actual trading performance or returns of the Fund. Index history does not represent trades that have actually been executed and therefore may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will or is likely to achieve profits or losses similar to the Index history.
From Feb. 3, 2006 (the Fund’s exchange listing date) to May 24, 2006, the Fund sought to track the non-Optimum Yield version of the Deutsche Bank Liquid Commodity Index™ Excess Return. From May 24, 2006, to Oct. 16, 2009, the Fund sought to track the Optimum Yield version of the Deutsche Bank Liquid Commodity Index™ Excess Return. As of Oct. 19, 2009, the Fund commenced tracking the Deutsche Bank Liquid Commodity Index–Optimum Yield Diversified Excess Return™ (the “Interim Index”).
Data beginning 10 years prior to the ending date of Sept. 30, 2018. Fund performance shown at NAV.
Fund Performance & Index History (%)
YTD
1 year
3 year
5 year
10 year
Fund Inception
Underlying Index
DBIQ Opt Yield Diversified Comm Index ER
7.23
15.84
5.95
-6.34
-5.38
-1.93
Benchmark Indexes
DBIQ Opt Yield Diversified Comm Index TR
8.71
17.79
6.89
-5.83
-5.07
-0.76
S&P GSCI Commodity Index
11.84
22.91
3.17
-10.01
-9.24
—
Fund
NAV
7.94
16.63
5.89
-7.01
-5.93
-1.79
Market Price
8.12
16.76
5.88
-6.95
-5.98
-1.91
Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and Shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 800-983-0903 for the most recent month-end performance. An investor cannot invest directly in an index. The Fund’s performance from inception up to and including February 23, 2015, reflects performance associated with the predecessor managing owner. Performance on and after February 23, 2015, reflects performance associated with the current managing owner Invesco Capital Management LLC. Market returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times.
10-Year Index Statistics
Alpha
Beta
Correlation
Sharpe Ratio
Volatility (%)
DBIQ Opt Yield Diversified Comm Index ER
—
—
—
-0.31
18.19
DBIQ Opt Yield Diversified Comm Index TR
-0.33
1.00
1.00
-0.30
18.21
S&P GSCI Commodity Index
1.99
0.81
0.96
-0.44
21.65
Alpha, beta and correlation are relative to the underlying index.
Effective Jan. 1, 2011, the Fund commenced tracking DBIQ Opt Yield Diversified Comm Index ER (the “Renamed Index”) (Symbol: DBLCIX). The Fund’s Renamed Index is identical to the Interim Index except with respect to the name of Index. The inception date of January 2007 remains identical. Except as provided in the immediately preceding sentence, all prior underlying formulae, data (e.g., closing levels, measure of volatility, all other numerical statistics and measures) and all other characteristics (e.g., Base Date, Index Sponsor, inception date, rolling, etc.) with respect to the Renamed Index are identical to the Interim Index.
The Index results from each discrete time period (pd) reflect the closing levels of each applicable index that the Fund tracked during the corresponding time pd. Because the Fund collateralizes its futures positions primarily with US Treasuries, money market funds and T-Bill ETFs, the results of DBIQ Optimum Yield Diversified Commodity Index Total ReturnTM
(DBLCDBCT) are also displayed. With reference to the total return version Index history, it followed the same Index history as the excess return version except from Jan. 1, 2011, forward, where the performance shown is of the DBIQ Opt Yield Diversified Comm Index TR. Please see invesco.com for indicative intra-day NAV and last end-of-day NAV.
The S&P GSCI Commodity Index—Total Return™ (S&P GSCI Commodity) is an unmanaged index used as a measurement of change in commodity market conditions based on the performance of a basket of commodities. S&P GSCI Commodity Index — Total Return™ is a trademark of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Shares are not FDIC insured, may lose value and have no bank guarantee.
Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 200,000 Shares.

DBC Invesco DB Commodity Index Tracking Fund
As of Sept. 30, 2018
Top Fund Holdings (%)
Weight
Futures
WTI Crude 15.73
Brent Crude 15.39
Heating Oil 14.34
Gasoline 13.58
Gold 6.71
Wheat 5.23
Corn 4.70
Natural Gas 4.57
Soybeans 4.34
Aluminum 3.67
Collateral
United States Treasury Bill 85.28
Invesco Treasury Collateral ETF 9.64
Premier U.S. Government Money Portfolio 6.01
A negative in Cash or Other, as of the date shown, is normally due to fund activity that has accrued or is pending settlement. Please see the website for complete holdings information. Holdings are subject to change.
Annual Index History (%)
DBIQ Opt Yield Diversified Comm Index
DBIQ Opt Yield Diversified
S&P GSCI Commodity Index
ER
Comm Index TR
2008
-31.89
-30.94
-46.49
2009
16.18
16.35
13.48
2010
11.78
11.93
9.03
2011
-2.44
-2.39
-1.18
2012
4.08
4.16
0.08
2013
-6.60
-6.55
-1.22
2014
-26.45
-26.43
-33.06
2015
-26.72
-26.68
-32.86
2016
19.15
19.53
11.37
2017
5.17
6.16
5.77
2018 YTD
7.23
8.71
11.84
How the Fund Invests and Potential Advantages
The Fund invests in liquid futures contracts trading on regulated exchanges and has the following potential advantages: Enhanced commodity index: The Fund follows the Index which utilizes an Optimum Yield™ methodology designed to provide a more sophisticated strategy for investing in commodities than that provided by conventional commodity indexes.
Cost savings: The Fund does not incur either the cost of storing a physical commodity or the cost of entering into a commodity-linked note with a dealer, a cost that is usually much higher than entering into an exchange-traded futures contract.
Interest earned: Owning physical commodities provides an investor with no interest income. The Fund collateralizes its futures contracts primarily with US Treasury securities, money market funds and T-Bill ETFs and earns interest on these securities. Interest income can enhance Fund returns.
Transparency and liquidity: The Fund invests in liquid futures contracts at publicly available prices determined by trading on regulated futures exchanges. We believe that this allows the Fund to gain a more direct and cost-effective exposure to commodities than if the Fund either bought commodity-linked notes, which are not publicly priced, or less liquid futures contracts.
Risk and Other Information
This Fund issues a Schedule K-1.
Commodities and futures generally are volatile and are not suitable for all investors.
Please review the prospectus for breakeven figures for the Fund.
The value of the Shares of the Fund relate directly to the value of the futures contracts and other assets held by the Fund and any fluctuation in the value of its portfolio could adversely affect an investment in the Fund’s Shares.
The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.
The Intraday NAV is a symbol representing estimated value based on the most recent intraday price of underlying assets. Volatility is the annualized standard deviation of index returns. Sharpe Ratio is a risk-adjusted measure calculated using standard deviation and excess return to determine reward per unit of risk. A higher Sharpe Ratio indicates better risk-adjusted performance. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Alpha is a measure of performance on a risk-adjusted basis. Beta is a measure of risk representing how a security is expected to respond to general market movements. Smart Beta represents an alternative and selection index based methodology that seeks to outperform a benchmark or reduce portfolio risk, or both. Smart beta funds may underperform cap-weighted benchmarks and increase portfolio risk.
The Shares of the Fund are not deposits, interests in or obligations of any Deutsche Bank AG, Deutsche Bank AG London Branch, Deutsche Bank Securities Inc., Deutsche Investment Management Americas Inc. or any of their respective subsidiaries or affiliates or any other bank (collectively, the “DB Parties”) and are not guaranteed by the DB Parties.
DBIQ Optimum Yield Diversified Commodity Index Excess Return™, DBIQ Optimum Yield Diversified Commodity Index Total Return™, Deutsche Bank Liquid Commodity Index™ and Deutsche Bank Liquid Commodity Index–Optimum Yield Diversified Excess Return™ (the “Indices”) are products of Deutsche Bank AG and/or its affiliates. Information regarding these Indices is reprinted with permission. Deutsche Bank® DB™, DBIQ® Optimum Yield™, DBIQ Optimum Yield Diversified Commodity Index Excess Return™, DBIQ Optimum Yield Diversified Commodity Index Total Return™, Deutsche Bank Liquid Commodity Index™ and Deutsche Bank Liquid Commodity Index–Optimum Yield Diversified Excess Return™ are trademarks or service marks of Deutsche Bank AG. The Indices and trademarks have been licensed for use for certain purposes by Invesco Capital Management LLC, an affiliate of Invesco Distributors, Inc. The Fund is not sponsored, endorsed, sold or promoted by DB Parties or their third party licensors and none of such parties makes any representation, express or implied, regarding the advisability of investing in the Fund, nor do such parties have any liability for errors, omissions, or interruptions in the Indices. As the index provider, Deutsche Bank AG is licensing certain trademarks, the underlying Index and trade names which are composed by Deutsche Bank AG without regard to the
Index, this product or any investor.
This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions. Invesco Capital Management LLC, managing owner and Invesco Distributors, Inc., ETF distributor, are indirect, wholly owned subsidiaries of Invesco Ltd.
The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.
Invesco Capital Management LLC and Invesco Distributors, Inc. are not affiliated with Deutsche Investment Management Americas Inc.
The Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.
Alternatively, you may visit the Fund’s web site at invesco.com or the Fund will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.
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